United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:  Ms. Pamela Long, Assistant Director
Mr. Craig Slivka
Ms. Lesli Sheppard

Stanley, Inc.
Registration Statement on Form S-1 (File No. 333-134053)

October 17, 2006

Ladies and Gentlemen:

In connection with the request for acceleration of the above-referenced Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on October 13, 2006, Stanley, Inc. (the “Company”) hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Craig F. Arcella at (212) 474-1024, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,
STANLEY, INC.
By
/s/ Scott D. Chaplin
Name:	Scott D. Chaplin
Title:	General Counsel & Corporate Secretary